                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   Form N-8A

                         NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(A) OF THE
                        INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

________________________________________________________________________________

Name:  TURNER FUNDS

Address of Principal Business Office (No. & Street, City, State, Zip Code):

            c/o CT Corporation
            2 Oliver Street
            Boston, Massachusetts  02109

Telephone Number (including area code):  (610) 254-1000

Name and address of agent for service of process:

MR. STEPHEN DARBY
TURNER INVESTMENT PARTNERS, INC.
1235 WESTLAKES DR., SUITE 350
BERWYN, PENNSYLVANIA 19312-2414

Copies to:    John H. Grady, Jr. Esq.         James W. Jennings, Esq.
              Morgan, Lewis & Bockius LLP     Morgan, Lewis & Bockius LLP
              1800 M Street, N.W., 9th Floor  2000 One Logan Square
              Washington, D.C. 20036          Philadelphia, Pennsylvania 19103

--------------------------------------------------------------------------------

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes X No__
             -

--------------------------------------------------------------------------------

Notice: A copy of the Agreement and Declaration of Trust of Turner Funds is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Registration Statement has been executed on behalf of the Trust by an officer of the Trust as an officer and by its Trustees as trustees and not individually and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Trust.

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Berwyn, Commonwealth of Pennsylvania on the 30th day of January, 1996.

                                           Signature:  TURNER FUNDS


                                           By: /s/ Robert B. Carroll

                                                President